September 23, 2026

via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	McQueen Labs Series, LLC
Withdrawal of Post-Effective Amendment No. 6 (File No. 024-12450)

Dear Ladies and Gentlemen:

Pursuant to Rule 259 promulgated under the Securities Act of 1933, as amended, McQueen Labs Series, LLC (the “Company”), respectfully requests the withdrawal of the Company’s Post-Effective Amendment No. 6, together with all exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2026, as all offers were effectively terminated as of July 15, 2026. The Company may offer additional series offerings in the future through a separate offering statement.

Please direct any questions or comments regarding the foregoing to Nicole Motter of Lovewell Law, LLC at (239) 410-1506.

Very truly yours,

MCQUEEN LABS SERIES, LLC

By:	/s/ Curtis Hopkins
Name:	Curtis Hopkins
Title:	Chief Executive Officer

cc:	Nicole Motter
Lovewell Law, LLC